FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of June 2017
ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3 Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English translation of Immediate Report filed with the Israeli Securities Authority on June 29 2017

Tel Aviv, June 29, 2017 – Further to the immediate report issued by Elron Electronic Industries Ltd. ("Elron”) on April 20, 2017, Elron today announced that Microsoft Israel Research And Development (2002) Ltd.  (the "Acquirer"), has signed a definitive agreement with Cloudyn Software Ltd. ("Cloudyn") and its shareholders for the acquisition of the entire outstanding share capital of Cloudyn (the "Transaction"), out of which approximately 34% (on a fully diluted basis), is held by Elron's 50.1% subsidiary, RDC-Rafael Development Corporation Ltd. ("RDC"). Cloudyn develops and markets software-as-a-service (SaaS) solutions for cloud business management in global organizations.

Pursuant to the definitive agreement and insofar as the Transaction is completed:

1.
Out of the Transaction consideration, RDC will receive an amount of approximately $17 million subject to purchase price adjustments (of which an amount of approximately $1.8 million will be deposited in escrow for a period of 18 months, mainly in order to secure certain indemnification obligations of the selling security holders to the Acquirer).

2.
Elron expects to record a net gain with respect to the Transaction estimated at this stage at approximately $6 million, representing Elron’s share of the net gain estimated at this stage to be recorded by RDC.

According to the definitive agreement, the Acquirer is entitled to certain indemnities in connection with the Transaction, as is customary in transactions of this type, from the selling security holders. The completion of the Transaction is subject, among other things, to customary closing conditions as well as obtaining applicable regulatory and other third party approvals.

There is no assurance as to the completion of the Transaction or the timing thereof.

Reason for which reporting was delayed:

The report on the Transaction was delayed in accordance with Regulation 36 (b) of the Israel Securities' Regulations (Periodic and Immediate Reports), 1970, due to Cloudyn's assessment, based on information provided to it by the Acquirer, that publication of the report prior to the signing of the definitive agreement could prevent the signing of the definitive agreement and the consummation of the Transaction.

On June 29, 2017, at 15:00.  the impediment was removed due to the signing of the definitive agreement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant) By: /s/Yaron Elad Yaron Elad VP & CFO

Dated:  June 29, 2017